Exhibit 99.1

INX & Republic Extend Acquisition Deadline to February 2024

As collaboration expands, the companies announce upcoming milestones of integrating Republic Wallet and listing Republic Note on INX’s Secondary Market platform

TORONTO, Nov. 8, 2023--- The INX Digital Company, Inc. (NEO: INXD, INXATS: INX, OTCQB: INXDF) (“INX”), a US-regulated broker-dealer, ATS, and transfer agent, and Republic (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms have announced the strengthening of their business collaboration and an extension of the deadline for finalizing the potential acquisition agreement of INX by Republic, to February 15, 2024.

INX and Republic have reiterated their commitment to the proposed transaction, in which Republic would acquire 100% of INX’s common equity.

The companies diligently explore the multiple details involved and have agreed to extend the due date for finalizing the agreement. This extension gives both parties ample time to exert their best efforts.

The parties have expanded their collaborations across various domains over the past few months and remain engaged in multiple ongoing projects and endeavors. Simultaneously, INX and Republic are in the final stages of significant milestones, including integrating the Republic wallet into the INX platform and listing of the Republic Note on INX’s Secondary Market.

Both are set to launch by December 31, 2023. This combined effort underscores the continuous progress and commitment to the partnerships’ success.

Additionally, ongoing discussions are on strengthening the collaboration through the integration of Republic’s substantial user base into the INX platform.

The collaboration agreement as a whole will be extended as well until Feb 2024.

Shy Datika, CEO of INX, said, “In recent months, our collaboration has grown more fruitful, bringing our teams closer together. This progress reflects our continuous dedication to the success of our partnership. Our aim remains to create a thriving environment for both traditional and digital assets. We are dedicated to nurturing the global token economy by building essential infrastructures and offering an exciting investment experience for investors worldwide.”

Kendrick Nguyen, CEO of Republic, said, “This development is a testament to our strengthening partnership and deepening understanding of the invaluable benefits we can jointly offer to our clients. This signifies a new era in finance, as we integrate INX’s digital trading infrastructure with Republic’s primary distribution expertise, reshaping the landscape of capital raising and empowering institutional and retail investors globally.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional market expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating an enterprise-focused digital merchant bank and a multi-jurisdictional retail-focused investment platforms network. Backed by Valor Equity Partners, Galaxy Interactive, Morgan Stanley, Hashed, AngelList, and other leading institutions, Republic boasts a portfolio of over 1500 companies and a community of nearly 3M members from over 100 countries. More than $2 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies. Republic has established operations in the US, the UK, the UAE, South Korea, and Singapore.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314

Contact: Alan Silbert
Email: investorrelations@inx.co

For more information, contact:

Liz Whelan
liz@lwprconsulting.com
(312) 315-0160